
LIXIR
HARD HONEY
ZERO SUGAR • 100 CALORIES

INVEST IN **LIXIR**

Revolutionizing the Alcohol Industry with a New Category: Hard Honey – Modern Mead for a Better Buzz

lixirotg.com San Diego, CA

Highlights

1. One of the first honey-based spritz for a better-for-you, guilt-free experience.

2. Building a new beverage category- Hard Honey.

3 Backed by industry leaders: Brewdog's founder, CEO of Sprouts, and founder of Suja.

4 Positioned to disrupt the $3,167B alcohol market new alcohol category: Hard Honey tm

5 Fast-growing brand with strong SoCal following in high-end venues.

6 Proven, low-calorie formula with low sugar, gluten-free, and keto-friendly appeal.

7 Sustainable production: honey requires less land, water, and resources than other alcohols.

8 Launching in new markets with partnerships in major retail and distribution.

Featured Investors

 **James Watt** in   Follow   Invested $100,000 ⓘ

17-year CEO and Co-Founder of Brewdog- a UK based craft beer company valued at over $2B

"I love LIXIR and Hard Honey! I've always believed that mead was the next big alcohol movement and with LIXIR I'm so excited to take this to the world."

 **Jeffery Church**   Follow   Invested $50,000 ⓘ

Founder / CEO of Suja Juice

"Collin is a great young entrepreneur and I believe he has the capability to make any company big- but I think he really has something here."



James Watt
Syndicate Lead

Follow

Invested $100,000 ⓘ

"As the founder of one of the UK's leading beer companies, I've always seen the potential in mead. LIXIR is taking this ancient beverage to the next level with their innovative hard honey. It's a truly unique and indulgent experience that caters to today's growing demand for unique and high-quality beverages. With Collin's vision and LIXIR's commitment to quality ingredients and amazing flavours, I'm confident they'll revolutionise the beverage industry."

 Other investors include <u>Jack Sinclair</u>, <u>Michael Bedrosian</u>

Our Team



Collin McKenna CEO

Passionate about blending tradition with innovation, Collin is dedicated to bringing unique / sustainable, craft beverages to a new generation of drinkers.



Jeff Church Advisor

Former CEO of Suja Juice, led the brand to a pivotal success by securing a major partnership and minority stake acquisition with The Coca-Cola Company. Under his leadership, Suja became a leader in cold-pressed, organic juices.



Jack Sinclair   Advisor

Jack Sinclair, CEO of Sprouts, leads the $6B grocery chain focused on fresh, healthy, and natural products. With past executive roles at Walmart, he brings extensive retail expertise, growing Sprouts' market reach and commitment to affordable wellness.



James Watt   Advisor

Co-founded BrewDog, building it into a $2B craft beer leader. Known for his bold strategies and "Equity for Punks" crowdfunding, he raised millions and created a dedicated investor community.



Michael Bedrosian   Advisor

COO of Fasttrack Packaging, brings expertise in streamlining supply chains and innovative packaging solutions to the beverage industry. Leads Fasttrack's growth by focusing on sustainable practices and customized solutions that meet diverse client needs.



Alexander Simonet   CFO



Amanda Jones   Social Media Manager

Join Our Early Stage Movement in
the $3.167B Alcohol Market: Hard



the $3,167B Alcohol Market: Hard Honey - A Better-For-You, Honey-based Spritz

LIXIR
OF
THE
GODS

Mission: to support the most important being on the planet (bees) through regenerative agriculture.

LIXIR of The Gods is not just a drink, it's bringing back the ancient tradition of mead making in a modern way. We have worked for the past two years with award winning meaderies to innovate the way that mead (fermented honey) is made to create something completely new and that taste amazing!

Honey is a superfood packed with amazing health benefits such as probiotics, 22 different amino acids, vitamins and nutrients that are all unique to honey. We take this golden nectar and create a 100 calorie, low sugar, 5% ABV beverage worthy of the gods.

LIXIR IS...
HONEY IS...

...a regenerative organic honey-based seltzer
made with the purest ingredients on the planet
pioneering a new category in the RTD market, Hard Honeytm
paleo, keto, and gut friendly
a healthier / more sustainable option
featuring an innovative and protectable recipe
Alcohol Type
Base ingredient
Margarita
Agave
Vodka Soda
Corn
Hard Kombucha
Cane sugar / Tea
Hard Honey
Honey
Hard Seltzer
Malt Liquor
Jack and Coke
Corn
Hard Iced Tea
Malt Liquor
Perceived Benefits
Sustaintable
Organic
Taste
Unique
...a superfood packed with pre/probiotics, amnio acids, antimicrobiomes, vitamins & nutreints
which we turned into a low sugar,
100 Calorie, Gluten Free, Organic, Non-GMO,
Light and refreshing Hard Honeytm RTD.

A Better Buzz: For You and the Planet

Our mission is to introduce a new healthier / sustainable drinking option. As third-generation health/wellness business owners, we are deeply committed to providing the purest options available- for the body and for the planet. Our journey started with a vision to become leaders in the beverage industry while promoting regenerative practices that ensure the well-being of our planet for future generations.

LIXIR stands out in the beverage market with our unique offering of honey-based alcohol, a sustainable choice that aligns with the growing demand for better-for-you and transparent alcohol options. Honey, a superfood packed with amazing health benefits, is at the core of our product. Unlike other alcohols, honey requires very little land and resources to produce, making it an environmentally friendly choice.

REGENERATIVE AGRICULTURE SHIFTS THE PARADIGM
Compete with Nature → Partner with Nature
Disturb Soil → Protect Soil
Monoculture → Diversity
Reductionist → Holistic

DRINK FOR TOMORROW
Consumers are looking for sustainable, quality, and unique drinking options
Sustainability
Quality
Unique
SUSTAINABIILITY
Bees are the most important being on the planet, with 70% of our crops reliant on their pollination.
Honey requires very little land and resources to produce.
QUALITY
Regenerative soil is rich in nutrients and micro-organisms which leads to higher quality crops.
After leaning about regenerative agriculture, 72% of consumers would be more likely to purchase over another product.
UNIQUE



The Importance of Bees

Bees are crucial to our ecosystem, with nearly 70% of our food directly related to their pollination. However, current farming practices such as monocultures, tilling, pesticide use, and genetically modified crops are causing bee populations to decline at an alarming rate. At LIXIR, we are dedicated to supporting bee health by using only ethically sourced honey and in the future, we plant to provide one percent of our profits to further support bee preservation efforts.

The Story Behind LIXIR

Our journey began when our founder, Collin McKenna-grandson of Sid and Jenny Craig, moved from Colorado to Hawaii at the age of 16 to study environmental sciences. During his studies, he discovered the benefits of regenerative agriculture and was inspired to start a business that would support this sustainable farming process. After graduating from the University of San Diego with a business degree and working in the beverage space for 6 years, Collin set out to create one of the first regenerative honey based alcohol companies of its kind.

LIXIR was born from the idea of creating a honey-based alcohol after Collin's friends in Hawaii and Colorado introduced him to mead, the oldest known alcohol. They spoke of the health and environmental benefits of using humanely sourced honey and how enjoyable the drink was. Realizing that mead was not widely available in Southern California, Collin decided to fill this gap in the market.

Partnering with a meadery in San Diego, Collin worked tirelessly to innovate the way mead was made. His goal was to create a low-sugar / calorie, delicious beverage that everyone could enjoy. After two years and countless renditions, LIXIR was ready to hit the shelves and launched in April 2024 in Southern California.

Environmental Benefits and Future Goals

LIXIR is committed to supporting bee health and the environment. We source our honey from a rainforest bee preserve in Brazil, the second largest rainforest after the Amazon. This rainforest provides a significant source of oxygen and life to the planet and relies on the health of these bees. With each can sold, we aim to support the farmers who work tirelessly to maintain these bee farms. By giving them a portion of our revenue, we enable them to grow their bee farms, support their families, and continue their vital work for the planet.

Why Invest in LIXIR?

Investing in LIXIR offers an early stage opportunity to be part of a potentially high-growth company with a strong commitment to sustainability. The mead market is experiencing a renaissance, and we believe we are at the forefront with a product that resonates with modern consumers who value transparency and environmental responsibility. Our dedication to sustainable practices, coupled with our innovative approach to creating a delicious, health-conscious beverage, positions us for potential growth.

Join Us in Making a Difference

We invite you to join us on this journey. By investing in LIXIR, you are supporting a company that prioritizes sustainability and innovative agriculture. We have a goal of profitability by 2027 and hope to distribute dividends to our investors someday, reflecting our commitment to sharing our success. Together, we believe we can create a sustainable future and revolutionize the beverage industry.

Thank you for considering an investment in LIXIR. Together, we can build a healthier planet and a more transparent food system. We look forward to the opportunity to work with you.

For more information, please contact us at:

- **Email:** Investments@LIXIROTG.com

- **Website:** LIXIROTG.COM











ELEVATE YOUR SPIRITS

MODERN MEAD BREWED FOR A NATURAL BUZZ.

An Infusion of Honey. An Essence of Freshness.

Learn more at
LIXIROTG.COM

LIXIR OF THE GODS